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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X]     Form 40-F


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]     No  [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)


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         PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its interim results for the six months ended June 30, 2006.

         This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

         - the Registrant's plan to strengthen the operation of its core business, fortify domestic oil and gas exploration and expand its overseas business; and

         -        the Registrant's other future plans and prospects.

         These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

         -        fluctuations in crude oil and natural gas prices;

         -        failure to achieve continued exploration success;

         - failure or delay in achieving production from development projects;

         - failure to complete the proposed acquisition of certain overseas assets as planned;

         -        change in demand for competing fuels in the target market;

         -        continued availability of capital and financing;

         -        general economic, market and business conditions;

         - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

         -        other factors beyond the Registrant's control.

         We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

         You should not place undue reliance on any of these forward-looking statements.

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               PetroChina Company Limited



Dated: August 24, 2006                         By:   /s/ Li Huaiqi
                                                     --------------------------
                                               Name:     Li Huaiqi
                                               Title:    Company Secretary


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                       (CHINESE CHARACTERS)
(LOGO)                 PETROCHINA COMPANY LIMITED


                      (CHINESE CHARACTERS)  World Tower, 16 Ande Road, Dongcheng
                                            District Beijing, 100011, P.R.China
(CHINESE CHARACTERS)                        TEL:86-10-84886034;84886037
PRESS RELEASE                               FAX:86-10-84886039


                PETROCHINA 2006 INTERIM EARNINGS SET A NEW RECORD
                       NET PROFIT REACHES RMB80.6 BILLION
                  AN INCREASE OF 29% FROM SAME PERIOD LAST YEAR

23 August 2006, Beijing - PetroChina Company Limited ("PetroChina" or the "Company", SEHK: 0857; NYSE: PTR) announced today that it recorded a net profit of RMB80.68 billion for the six months ended 30 June 2006, representing an increase of 29.4% from the same period of last year. Earnings per share reached RMB0.45, which was approximately RMB0.10 higher than that for the same period of 2005.

During the first half of this year, crude oil prices remained high, and the domestic economy grew rapidly. In response to strong domestic demand for oil and gas, the Company upheld its business strategies for resources, marketing and internationalization while its core businesses progressed in an orderly manner and operations proceeded steadily. As a result, the Company attained continued steady improvement in its key production and operational indicators, setting a new half-year earnings record compared with corresponding periods since its listing.

"In a bid to meet energy demand from the domestic economic growth, we spared no efforts in production in the first half of 2006 and improved our competitiveness and market supply capacity. At the same time, we duly increased our investment in crude oil and natural gas exploration and development to respond to the high oil


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prices. Thanks to such efforts throughout the Company, we made new progress in our core business operations and the performance of the operational indicators achieved our half-year targets," said PetroChina President Jiang Jiemin.

For the six months ended 30 June 2006, the Company recorded a turnover of RMB326.55 billion, representing an increase of 25.3% from the same period of last year. The half-year operating profit reached RMB115.29 billion, representing a rise of 28.2% from the same period of last year. The Board of Directors of the Company proposed to allocate 45% of the half-year net profit for paying interim dividends for 2006, equivalent to approximately RMB0.202806 per share.

EXPLORATION AND PRODUCTION

Since the beginning of 2006, the Company has achieved a series of milestones in oil and gas exploration, maintaining the growth of its oil and gas reserves. The Company's crude oil exploration made breakthroughs in the Erdos Basin, the Tarim Basin, and the Liaohe and Jidong tidal and shallow water areas at the Bohai Bay Basin, all of which have good potentials for further development. In addition, the Company marked new territories for its natural gas exploration in the Songliao Basin, Sichuan Basin and Erdos Basin.

During the first six months of 2006, PetroChina continued to strengthen the comprehensive management of its mature oilfields and took measures to build capacity at both mature and new oilfields. Aiming to ensure a safe and stable supply at core gas pipeline networks, the Company further boosted development of its key gas fields and fortified the coordination between the production, transportation, and marketing operations. The Company's oil and gas output amounted to 533 million barrels of oil equivalent, representing an increase of 6.8%


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from the same period of 2005. It produced 419 million barrels of crude oil, representing an increase of 1.8% from the same period of 2005, and 684.7 billion cubic feet of marketable natural gas, representing an increase of 30.8% from the same period of 2005.

During the first half of 2006, the Company's Exploration and Production segment recorded an operating profit of RMB124.452 billion, which was RMB35.329 billion higher than that in the same period of 2005.

REFINING AND MARKETING

In the first half of 2006, the Company's Refining and Marketing segment maintained steady growth by responding to market changes with optimized resources allocations and product mix as well as systematically coordinated operations. The Company processed 393 million barrels of crude oil, representing an increase of 3.6% from the same period of 2005. It produced 11.064 million tons of gasoline and 22.217 million tons of diesel, representing an increase of 3.2% and 2.6%, respectively, from the same period of 2005. The retail volume reached 23.62 million tons, representing a rise of 29.2% from the same period of 2005.

During this period, the Company continued to expand its marketing network for refined products by expanding service stations into key regional markets and major metropolitan areas, as well as along transportation routes. By 30 June 2006, the Company's service stations totaled 17,952, representing an increase of 4.3% from the same period of 2005.

During the first half of 2006, the Company's Refining and Marketing segment recorded an operating loss of RMB13.889 billion as the ex-factory prices for refined products in China are not in line with prices of refined products in international

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market as a result of the Chinese government's macroeconomic controls on refined product prices domestically. However, through strengthening its business management the Company further improved the segment's key technical indicators.

CHEMICALS AND MARKETING

In face of challenges posed by large scale, routine facility maintenance and heavy construction commitment in the first six months of the year, the Company reinforced its business operations and management, as well as increased the output of products with high added value. The Company produced 1.003 million tons of ethylene, 0.155 million tons of synthetic rubber, and 1.525 million tons of synthetic resin during the period, representing an increase of 6.6%, 9.2% and 16.3% respectively from the same period in 2005.

In the first half of 2006, the Company's Chemicals and Marketing segment recorded an operating profit of RMB2.908 billion, which was RMB2.848 billion lower than that of a year ago which was mainly due to the increased raw materials prices.

NATURAL GAS AND PIPELINE

During the first half of 2006, the construction of major oil and gas pipelines proceeded smoothly as scheduled. The crude oil pipeline between Alashankou and Dushanzi has started commercial operations. The construction of compression and auxiliary facilities for the West-East Gas Pipeline advanced smoothly. The trunk line of the Ji-Ning Connection Line linking the Second Shaanxi-Beijing Gas Pipeline with the West-East Gas Pipeline has been put into service, while the construction of the Huai-Wu Connection Line linking the Zhongxian-Wuhan Gas Pipeline with the West-East Gas Pipeline has completed more than 90%.


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During the first half of 2006, the Natural Gas and Pipeline segment recorded an operating profit of RMB4.587 billion, increasing by RMB3.109 billion from the same period of 2005.

OVERSEAS BUSINESS

By leveraging the operations of CNPC Exploration and Development Company Limited ("CNPC E&D"), a joint venture with its parent China National Petroleum Corporation, the Company made steady growth in overseas business in the first half of 2006. During the period, CNPC E&D's overseas net oil and gas production amounted to 27.20 million barrels of oil equivalent, representing an increase of 10.1% from the same period of 2005.

PROSPECTS FOR THE SECOND HALF OF 2006

Looking forward into the second half of 2006, the Company expects to continue to operate in an overall favorable economic environment. The Company will continue to strengthen the operation of its core businesses, further fortify domestic oil and gas exploration and development, reinforce its resources base, as well as steadily expand its overseas businesses. While continuing to prioritize "safety, environment and people orientation", the Company will strive to further strengthen the foundation of operational safety and environment protection, and actively fulfill its corporate social responsibilities, as the Company aims to accomplish its full-year business goals and ensure its sustainable growth in the long term.

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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010                        Fax: (852) 2899 2390
Email: hko@petrochina.com.hk


Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam             Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672    Email: helen.lam@hillandknowlton.com.hk


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